Exhibit 99.1

dLocal Announces Closing of Initial Public Offering and

Full Exercise of the Underwriters’ Option to Purchase Additional Shares

San Francisco, CA, June 7, 2021 – DLocal Limited (“dLocal”), a technology-first payments platform enabling global enterprise merchants to connect with billions of consumers in emerging markets, today announced that it has closed its initial public offering of 33,823,530 Class A common shares, consisting of 4,411,765 Class A common shares offered by dLocal and 29,411,765 Class A common shares offered by the selling shareholders (including 4,411,765 Class A common shares pursuant to the full exercise of the underwriters’ option to purchase additional shares from the selling shareholders), pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”) at a public offering price of $21.00 per share. The Class A common shares began trading on the Nasdaq Global Select Market under the ticker symbol “DLO” on June 3, 2021.

dLocal intends to use the net proceeds from the offering to accelerate investments in technology, manage potential working capital needs, pursue growth opportunities, including through the acquisition of cross-border payment processing companies, software development companies or other payment related companies and for general corporate purposes.

The offering was made through an underwriting group led by J.P. Morgan, Goldman Sachs & Co. LLC, Citigroup and Morgan Stanley who acted as global coordinators, and BofA Securities, HSBC and UBS Investment Bank who acted as joint bookrunners.

Copies of the final prospectus may be obtained by contacting: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-866 803 9204, or by email at prospectus-eq_fi@jpmchase.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by telephone at 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email to: prospectus@morganstanley.com.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the SEC. Copies of the registration statement can be accessed through the SEC's website at www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About dLocal

dLocal powers local payments in emerging markets connecting global enterprise merchants with billions of emerging market consumers in 29 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” concept (one direct API, one platform, and one contract), global companies can accept payments, send payouts and settle funds globally without the need to manage separate pay-in

Exhibit 99.1

and payout processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

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Company Contact

Paula Villamarin
Communications Manager

marketing@dlocal.com

Julia Vater Fernández

Head of Investor Relations

investor@dlocal.com